Exhibit 99.2

FOR IMMEDIATE RELEASE	April 25, 2024

Celestica Announces Election of Directors

and Approval to Proceed with Share Reclassification

TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a leader in design, manufacturing and supply chain solutions for the world’s most innovative companies, today announced, in accordance with the requirements of the Toronto Stock Exchange, that the nominees listed in its management information circular were elected as directors of the company at its Annual and Special Meeting of Shareholders held earlier today.

On a vote by ballot, each of the following nine nominees proposed by management was elected as a director of Celestica:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Kulvinder (Kelly) Ahuja	83,255,455	99.19%	676,581	0.81%
Robert A. Cascella	79,234,911	94.40%	4,697,125	5.60%
Deepak Chopra	82,921,882	98.80%	1,010,154	1.20%
Françoise Colpron	83,017,909	98.91%	914,127	1.09%
Jill Kale	83,125,894	99.04%	806,142	0.96%
Laurette T. Koellner	77,101,548	91.86%	6,830,487	8.14%
Robert A. Mionis	83,851,612	99.90%	80,423	0.10%
Luis A. Müller	82,909,580	98.78%	1,022,456	1.22%
Michael M. Wilson	81,673,082	97.31%	2,258,954	2.69%

Celestica also announced that the resolution regarding the articles of amendment removing provisions concerning Celestica’s multiple voting shares and redesignating Celestica’s subordinate voting shares as common shares was approved at the Annual and Special Meeting of Shareholders. Celestica will be proceeding with the removal of the multiple voting shares and with the reclassification of the subordinate voting shares to common shares.

About Celestica

Celestica enables the world's best brands. Through our recognized customer-centric approach, we partner with leading companies in Aerospace and Defense, Communications, Enterprise, HealthTech, Industrial, and Capital Equipment to deliver solutions for their most complex challenges. As a leader in design, manufacturing, hardware platform and supply chain solutions, Celestica brings global expertise and insight at every stage of product development - from the drawing board to full-scale production and after-market services. With talented teams across North America, Europe and Asia, we imagine, develop and deliver a better future with our customers. For more information on Celestica, visit www.celestica.com. Our securities filings can be accessed at www.sedarplus.com and www.sec.gov.

Contacts:

Celestica Global Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211
media@celestica.com	clsir@celestica.com